Consent of Independent Auditors The Board of Directors Bandwidth Inc. We consent to the incorporation by reference in the registration statement (No. 333- 228939) on Form S-3 and registration statement (No. 333-222167) on Form S-8 of Bandwidth Inc. of our report dated December 10, 2020, with respect to the consolidated statement of financial position of Voice Topco Limited as of December 31, 2019 and 2018, the related consolidated statements of profit and loss and other comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes, which report appears in the Form 8-K/A of Bandwidth Inc. dated January 14, 2021. Our report refers to a change in the method of accounting for leases in 2019 due to the adoption of IFRS 16, Leases. Cambridge, United Kingdom January 14, 2021